UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 1-12203
Ingram Micro 401(k) Investment Savings Plan
(Full title of the plan and the address of the plan if different from that of the issuer named below)
Ingram Micro Inc.
1600 E. St. Andrew Place
Santa Ana, CA 92705
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

TABLE OF CONTENTS

Page
Form 11-K Signatures	3
Financial Statements and Supplemental Schedule as of December 31, 2009 and 2008 and for the Year Ended December 31, 2009	4-19
Consent of Independent Registered Public Accounting Firm	20

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ingram Micro Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

INGRAM MICRO 401(k) INVESTMENT SAVINGS PLAN
By:	/s/ Lynn Jolliffe
	Name:	Lynn Jolliffe
Executive Vice President, Human Resources & Member of the Ingram Micro Benefits Administrative Committee

June 24, 2010

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Financial Statements
and
Supplemental Schedule
As of December 31, 2009 and 2008 and
for the Year Ended December 31, 2009

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Santa Ana, California
We have audited the accompanying statements of net assets available for plan benefits of the Ingram Micro 401(k) Investment Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

BDO Seidman, LLP
Costa Mesa, California
June 24, 2010

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 2009 and 2008

	December 31,
	2009	2008
Assets

Investments, at fair value	$166,858,420	$130,189,741

Total assets, at fair value	166,858,420	130,189,741

Liabilities

Accrued administrative expenses	11,992	37,457

Total liabilities	11,992	37,457

Net assets available for plan benefits, at fair value	166,846,428	130,152,284

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common/collective trust)	402,679	1,168,293

Net assets available for plan benefits	$167,249,107	$131,320,577

See accompanying notes to financial statements.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Statement of Changes in Net
Assets Available for Plan Benefits
For the Year Ended December 31, 2009

Year Ended
December 31, 2009
Additions to net assets attributed to:
Contributions:
Employer contributions, net of forfeitures	$2,353,168
Participant contributions	12,346,796
Participant rollovers	153,855

Total contributions	14,853,819

Net investment income:
Dividends and interest	2,885,203
Participant loan interest	378,470
Net appreciation in fair value of registered investment companies	28,779,901
Net appreciation in fair value of common stock	1,135,977

Total net investment income	33,179,551

Total additions	48,033,370

Deductions from net assets attributed to:
Benefits paid to participants	(11,941,849)
Administrative expenses	(162,991)

Total deductions	(12,104,840)

Net increase	35,928,530

Net assets available for plan benefits — beginning of year	131,320,577

Net assets available for plan benefits — end of year	$167,249,107

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Ingram Micro 401(k) Investment Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan covering substantially all of the United States employees of Ingram Micro Inc. (the Company or Plan Sponsor). The Plan is designed to comply with Section 401(a) of the Internal Revenue Code as a defined contribution plan and its incorporated trust is intended to qualify as a tax-exempt trust under Section 501(a) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan is administered by the Company and advised by the Benefits Administrative Committee appointed by the Company’s Board of Directors. Fidelity Management Trust Company and its affiliates (the Trustee or Fidelity) act as the trustee, custodian and record keeper of the Plan. Hewitt Investment Group acts as the investment consultant to the Plan.
Eligibility — Employees other than those that are employed under a collective bargaining agreement, leased, or an employee who is a nonresident alien with no United States sourced income are eligible to enter the Plan following the completion of their first hour of credited service with the Company. Prior to January 1, 2009, associates employed on a temporary or nonpermanent basis were required to complete 1,000 hours of service in a 12-month computation period before they were eligible to enter the Plan.
Contributions — Contributions are made to the Plan by means of a salary deferral agreement under which the participant is entitled to defer pre-tax and after-tax compensation up to the lesser of 50% of eligible compensation for non-highly compensated participants, and a percentage (not to exceed 50%) determined by the Company of eligible compensation for highly compensated participants, or a fixed amount determined annually by the Internal Revenue Service (IRS). Participants who become age 50 or older, on or before the end of the calendar year, are eligible to make additional catch-up contributions of up to 25% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company shall determine, in its absolute discretion, whether matching contributions shall be made for any particular period of time. The Employer is not required to make matching contributions for any period of time. Effective April 1, 2009, the Company’s matching contribution was reduced to 25% of the participant’s pre-tax and/or after-tax contributions up to the first 5% of eligible compensation. Prior to this date, the Company’s matching contribution had been 50%.
Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and (b) Plan net earnings, and charged with an allocation of certain administrative expenses. Allocations of matching contributions are based on participant contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant account balances, investment elections, and transactions,

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 1 — DESCRIPTION OF PLAN (Continued)
such as loans or qualified domestic relations orders. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.
Participant Loans — Participants may borrow a minimum of $1,000 and up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 1 year period or 50% of their vested account balance. The loans bear interest at a commercially reasonable interest rate with payment of principal and interest made generally through payroll deductions. Loans with repayment terms in excess of five years are for the purchase of primary residences. A participant may have no more than 2 loans outstanding at any one time. The loans are secured by the balance in the participant’s account. Participant loans are stated at the unpaid principal value and bear interest at rates that range from 4.25% to 10.50% and mature on various dates through 2020. The carrying amount of the participant loans is estimated to approximate fair value as the interest charged on substantially all of the participant loans outstanding approximates the market rate of interest for loans of similar credit worthiness and duration as of period end.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed to be uncollectible are written off and included as benefits paid to participants in the financial statements and the Form 5500 for financial reporting purposes in the year the determination is made.
Vesting — Participants are vested in their contributions plus net earnings, immediately. Vesting in the Company’s matching contribution is based on the participant’s years of service. A year of vesting service is defined as a period of service of 365 days, with less than whole year periods of service aggregated on the basis of days. The following schedule describes the vesting percentages for participants.

Years of Service	Vested Benefit Percentage
Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%
Payment of Benefits — Upon termination of service, a participant with vested benefits of over $5,000 may elect to defer distribution or receive a lump sum payment or direct rollover equal to the vested share of the participant’s account. A participant with vested benefits of less that $5,000 but greater than $1,000 must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be transferred to an individual retirement account. A participant with vested benefits of $1,000 or less must elect a lump sum payment or direct rollover, or the vested share of the participant’s account will automatically be distributed in a lump sum payment. Benefits may be distributed upon termination of service for any reason, including disability or death. The Plan allows

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 1 — DESCRIPTION OF PLAN (Continued)
participants to take in-service withdrawals after reaching age 59 1/2. In-service withdrawals may also be taken at any time from pre-tax rollovers, after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age 59 1/2.
Forfeitures — Forfeitures of nonvested Plan assets are used to restore previously forfeited benefits of rehired participants or reduce the Company’s matching contributions and costs of administering the Plan. Total forfeited nonvested accounts were $126,896 and $29,007 at December 31, 2009 and 2008, respectively, and will be used to reduce future employer contributions. Employer contributions were reduced by forfeited nonvested accounts totaling $65,898 for the year ended December 31, 2009.
Administrative Expenses — All reasonable expenses necessary to operate and administer the Plan may be deducted from the Trust Fund or at the election of the Company be paid directly by the Company. For the year ended December 31, 2009, the Trust paid $162,991 in administrative expenses, which included expenses deducted pro rata from participant accounts for general administration services and expenses deducted directly from individual participant accounts for loan fees, qualified domestic relations orders and other participant-directed services. All other administrative expenses were paid by the Company and were not material to the financial statements taken as a whole.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS
Basis of Accounting — The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses are recorded as incurred. Benefits are reported when paid.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan invests in fully benefit-responsive investment contracts held in the Fidelity Managed Income Portfolio Fund which is a common collective trust (see discussion below). The Statements of Net Assets Available for Plan Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)
Risks and Uncertainties — The fair value of the Plan’s investment in Ingram Micro Inc. common stock amounted to $4,724,619 and $4,076,104 as of December 31, 2009 and 2008, respectively. Such investments represented 2.82% and 3.10% of the Plan’s total net assets available for Plan benefits as of December 31, 2009 and 2008, respectively. For risks and uncertainties regarding Ingram Micro Inc., participants should refer to the Ingram Micro Inc. Form 10-K for the year ended January 2, 2010 and the Form 10Q for the quarter ended April 3, 2010.
The Plan provides participants with investment options in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments — Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Recent Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (ASU 2010-06) to require new disclosures regarding (a) transfers in and out of levels 1 and 2, and (b) activity in level 3 fair value measurements. ASU 2010-06 also provides amendments to FASB ASC 820 that clarify existing disclosures regarding (a) level of disaggregation for each class of assets and liabilities, and (b) disclosures about inputs and valuation techniques for fair value measurements that fall in either level 2

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)
or level 3. Levels 1, 2, and 3 of fair value measurements are defined in Note 3 below. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.
NOTE 3 — FAIR VALUE MEASUREMENTS
The Plan performs fair value measurements in accordance with FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significatnt to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:
•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable and, either directly or indirectly corroborated by market data, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities;
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks: Valued at the quoted closing market price.
Registered investment companies: Valued at the net asset value (NAV) of shares held by the Plan at year end.
Participant loans: Valued at amortized cost, which approximates fair value.
Common/Collective Trust: Valued based on the contractual terms of the underlying guaranteed investment contracts.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 and 2008:

	December 31, 2009
	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stocks
Ingram Micro Inc. common stock	$4,723,443	$—	$—	$4,723,443
Cash	1,176	—	—	1,176

Total common stocks	4,724,619	—	—	4,724,619

Registered investment companies
Index funds (1)	17,601,793	—	—	17,601,793
Balance funds (2)	23,453,975	—	—	23,453,975
Growth funds (3)	34,491,451	—	—	34,491,451
Value funds (4)	29,885,337	—	—	29,885,337
International funds (5)	15,682,632	—	—	15,682,632
Fixed income funds (6)	13,175,833	—	—	13,175,833

Total registered investment companies	134,291,021	—	—	134,291,021

Common/collective trusts	—	21,655,050	—	21,655,050
Participant loans	—	6,187,730	—	6,187,730

Total assets at fair value	$139,015,640	$27,842,780	$—	$166,858,420

	December 31, 2008
	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Common stock	$4,076,104	$—	$—	$4,076,104
Registered investment companies	98,912,490	—	—	98,912,490
Common/collective trusts	—	21,658,330	—	21,658,330
Participant loans	—	5,542,817	—	5,542,817

Total assets at fair value	$102,988,594	$27,201,147	$—	$130,189,741

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 3 — FAIR VALUE MEASUREMENTS (Continued)
(1)	These funds seek to track the performances of the S&P 500 and the MSCI Small Cap Growth Indexes.

(2)	These diversified funds invest in a balance of equity and fixed income securities, either directly or through other mutual funds.

(3)	These diversified funds employ a fundamentally-based investment approach focused on investments in companies whose earnings are expected to grow at a faster rate than an average company.

(4)	These diversified funds focus on fundamentally-based investment approach and bottom-up stock selection of undervalued companies.

(5)	These diversified funds employ a fundamentally-based investment approach focused on companies headquartered outside of the United States.

(6)	These diversified funds may invest in various types of fixed income securities including government bonds, corporate bonds, mortgage-backed bonds, foreign bonds and cash equivalents.
NOTE 4 — INVESTMENT ELECTIONS
The Trustee invests contributions in accordance with participant instructions. Participants may elect changes to their investment mix effective each business day. Participants may effect changes to their deferral percentages and deferral investment elections concurrent with their pay frequency.
NOTE 5 — INVESTMENTS
The following table presents the fair value of investments. Investments greater than 5% of the Plan’s net assets as of December 31, 2009 and 2008, are separately identified as follows:

		December 31,
		2009	2008
Investments Valued at Fair Value as Determined by Quoted Market Prices:
Registered Investment Companies:

American Funds Group	Growth Fund of America, 938,356 and 933,731 units, respectively	$25,438,817	$18,973,412

Fidelity Management Trust Co.	Equity Income Fund, 536,333 and 539,591 units, respectively	20,992,089	16,657,181

Fidelity Management Trust Co.	Diversified International Fund, 560,094 and 554,610 units, respectively	15,682,632	11,929,668

Fidelity Management Trust Co.	Spartan U.S. Equity Index Fund, 340,611 and 333,843 units, respectively	13,430,309	10,649,591

PIMCO Funds	PIMCO Total Return Fund, 1,219,985 and 1,015,580 units, respectively	13,175,833	10,297,978

Artisan Funds, Inc.	Mid Cap Fund, 354,172 and 320,218 units, respectively	9,052,634	5,446,912	*

Artisan Funds, Inc.	Small Cap Value Fund, 620,604 and 604,295 units, respectively	8,893,248	6,181,935	*

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 5 — INVESTMENTS (Continued)

		December 31,
		2009		2008
Other – Registered Investment Companies (individually less than 5% of net Plan assets)		27,625,459		18,775,813

Total Registered Investment Companies		134,291,021		98,912,490

Common Stock:

Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 270,684 and 304,328 shares, respectively	4,724,619	*	4,076,104	*

Total Investments Valued at Fair Value as Determined by Quoted Market Prices		139,015,640		102,988,594

Investments Valued at Estimated Fair Value:
Common and Collective Trusts:

Fidelity Management Trust Co.	Managed Income Portfolio Fund, 22,057,729 and 22,826,624 units, respectively	21,655,050		21,658,330

Total Common and Collective Trusts		21,655,050		21,658,330

Other — Participant loans		6,187,730	*	5,542,817	*

Total Investments Valued at Estimated Fair Value		27,842,780		27,201,147

Total Investments		$166,858,420		$130,189,741

*	Less than 5% of Plan Net Assets
During 2009, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $29,915,878 as follows:

Net Change in Fair Value:

Registered Investment Companies	$28,779,901
Ingram Micro Inc. Common Stock	1,135,977

Net Appreciation in Fair Value of Investments	$29,915,878

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 6 — EMPLOYER STOCK
No more than 25% of new contributions to a participant’s account may be invested in Ingram Micro Inc. Common Stock (the Ingram Micro Stock Fund). Participants are not permitted to transfer assets into the Ingram Micro Stock Fund from any other investment option to the extent that such transfer would cause the percentage of the participant’s account invested in the Ingram Micro Stock Fund to exceed 25%. Participants may, however, transfer funds out of the Ingram Micro Stock Fund into any of the Plan’s other investment options without limitation. Participants who are subject to Rule 16b-3 of the Securities and Exchange Commission or who are designated by the Company as a window group person may only be permitted to transfer funds into or out of the Ingram Micro Stock Fund during special open window periods established by the Company.
NOTE 7 — PARTY-IN-INTEREST
Certain Plan investments are managed by Fidelity. Fidelity acts as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Direct fees paid by the Plan to Fidelity for the year ended December 31, 2009 were not material. The Plan also engages in certain transactions involving Ingram Micro Inc. such as the purchase and sale of Ingram Micro Inc.’s Common Stock. These transactions also qualify as party-in-interest transactions.
NOTE 8 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated as prescribed by ERISA and its related regulations, so that each affected participant receives 100% of his or her account balance as of the date of the termination.
NOTE 9 — TAX STATUS
The trust established under the Plan to hold the Plan’s assets is designed to qualify pursuant to Section 501(a) of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has received a favorable determination letter of its tax-exempt status from the IRS by a letter dated September 23, 2008. The letter expires on January 31, 2013. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the Internal Revenue Code, and the Plan’s tax counsel has not reported anything to the contrary.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2009	2008
Net assets available for Plan benefits per the financial statements	$167,249,107	$131,320,577

Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/collective trust)	(402,679)	(1,168,293)

Net assets available for Plan benefits per the Form 5500	$166,846,428	$130,152,284

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year ended
December 31, 2009
Net increase in net assets available for Plan benefits per the financial statements	$35,928,530

Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2009	(402,679)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts (common/ collective trust) as of December 31, 2008	1,168,293

Total net increase per the Form 5500	$36,694,144

NOTE 11 — SUBSEQUENT EVENTS
Effective September 1, 2010, the Fidelity Managed Income Portfolio investment option will be replaced by the Fidelity Managed Income Portfolio II.
Effective September 1, 2010, the Fidelity Equity Income Fund investment option will be replaced by the MFS Value Fund.

INGRAM MICRO 401(k)
INVESTMENT SAVINGS PLAN
Schedule I: Form 5500 – Schedule H — Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009
EIN: 62-1644402
Plan Number: 002

(a)	(b)	(c)	(d)	(e)
		Description of
		Investment Including
		Maturity Date,
		Rate of interest,
	Identity of Issue, Borrower,	Collateral, Par, or
	Lessor, or Similar Party	Maturity Value	Cost**	Current Value
	Registered Investment Companies
	American Funds Group	Growth Fund of America, 938,356 units		$25,438,817
	Artisan Funds, Inc.	Small Cap Value Fund, 620,604 units		8,893,248
	Artisan Funds, Inc.	Mid Cap Fund, 354,172 units		9,052,634
	Dodge and Cox	Balanced Fund, 60,318 units		3,862,160
*	Fidelity Management Trust Company	Diversified International Fund, 560,094 units		15,682,632
*	Fidelity Management Trust Company	Equity Income Fund, 536,333 units		20,992,089
*	Fidelity Management Trust Company	Freedom 2005 Fund, 19,033 units		190,905
*	Fidelity Management Trust Company	Freedom 2010 Fund, 63,646 units		796,210
*	Fidelity Management Trust Company	Freedom 2015 Fund, 82,427 units		858,886
*	Fidelity Management Trust Company	Freedom 2020 Fund, 460,644 units		5,781,075
*	Fidelity Management Trust Company	Freedom 2025 Fund, 174,692 units		1,815,045
*	Fidelity Management Trust Company	Freedom 2030 Fund, 392,790 units		4,866,672
*	Fidelity Management Trust Company	Freedom 2035 Fund, 207,068 units		2,124,519
*	Fidelity Management Trust Company	Freedom 2040 Fund, 245,891 units		1,760,577
*	Fidelity Management Trust Company	Freedom 2045 Fund, 17,932 units		151,882
*	Fidelity Management Trust Company	Freedom 2050 Fund, 15,582 units		130,108
*	Fidelity Management Trust Company	Freedom Income Fund, 103,905 units		1,115,936
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 340,611 units		13,430,309
	PIMCO Funds	PIMCO Total Return Fund, 1,219,985 units		13,175,833
	The Vanguard Group	Vanguard Small Cap Growth Index Fund, 247,860 units		4,171,484

	Total Registered Investment Companies			134,291,021

	Common and Collective Trusts
*	Fidelity Management Trust Company	Managed Income Portfolio Fund, 22,057,729 units		21,655,050

	Common Stock
*	Ingram Micro Inc.	Ingram Micro Inc. Common Stock, 270,684 shares		4,724,619

*	Participant Loans	Loans with maturities through 2020 and interest rates ranging from 4.25% to 10.50%		6,187,730

	TOTAL INVESTMENTS			$166,858,420

*	These investments represent parties-in-interest to the Plan.

**	Cost information is not required under ERISA as the investment options are participant directed.

Consent of Independent Registered Public Accounting Firm
Ingram Micro Inc. Benefits Administrative Committee
Ingram Micro 401(k) Investment Savings Plan
Santa Ana, California
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-43447 and 333-161976) of our report dated June 24, 2010, relating to the financial statements and supplemental schedule of the Ingram Micro 401(k) Investment Savings Plan which appears in this Form 11-K.

/s/ BDO Seidman, LLP

BDO Seidman, LLP Costa Mesa, California
June 24, 2010